UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Leap Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

52187K101

(CUSIP Number)

Douglas E. Onsi

47 Thorndike Street, Suite B1-1

Cambridge, Massachusetts 02141

Tel. No.: 617-252-4343

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Ventures IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,573,376 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,573,376 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,376 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (1) (See Item 5)

14	Type of Reporting Person (See Instructions) PN

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Partners IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,573,376 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,573,376 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,376 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (See Item 5)

14	Type of Reporting Person (See Instructions) PN, HC

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Partners IX, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,573,376 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,573,376 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,573,376 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.3% (See Item 5)

14	Type of Reporting Person (See Instructions) OO, HC

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Ventures VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,618,406 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,618,406 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,406 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8% (1) (See Item 5)

14	Type of Reporting Person (See Instructions) PN

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,618,406 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,618,406 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,406 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8% (1) (See Item 5)

14	Type of Reporting Person (See Instructions) PN, HC

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Partners VIII, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,618,406 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,618,406 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,406 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8% (1) (See Item 5)

14	Type of Reporting Person (See Instructions) PN, HC

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Ventures Strategic Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 343,889 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 343,889 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 343,889 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1) (See Item 5)

14	Type of Reporting Person (See Instructions) PN

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. HealthCare Strategic Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 343,889 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 343,889 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 343,889 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1) (See Item 5)

14	Type of Reporting Person (See Instructions) PN, HC

(1) Calculation is based upon 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 6, 2018.

CUSIP No. 52187K101

1	Names of Reporting Persons. Christopher Mirabelli

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 198,927 (See Item 5)

	8	Shared Voting Power 6,557,040 (See Item 5)

	9	Sole Dispositive Power 198,927 (See Item 5)

	10	Shared Dispositive Power 6,557,040 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,755,967 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.3% (1) (See Item 5)

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 8, 2018, (ii) 21,369 shares of Common Stock that Nine Capital Partners, LLC may acquire within 60 days upon the exercise of warrants, and (iii) 198,927 shares of Common Stock that Reporting Person may acquire within 60 days upon the exercise of options.  The Reporting Person is a managing member of Nine Capital Partners, LLC and, as such, shares with Nine Capital Partners, LLC the power to vote and dispose of the 21,369 shares of Common Stock that Nine Capital Partners, LLC may acquire within 60 days upon the exercise of warrants.  Therefore, the Reporting Person may be deemed to beneficially own all of such 21,369 shares of Common Stock beneficially owned by Nine Capital Partners, LLC.

CUSIP No. 52187K101

1	Names of Reporting Persons. Augustine Lawlor

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 198,927 (See Item 5)

	8	Shared Voting Power 6,557,040 (See Item 5)

	9	Sole Dispositive Power 198,927 (See Item 5)

	10	Shared Dispositive Power 6,557,040 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,755,967 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 45.3%

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 8, 2018, (ii) 21,369 shares of Common Stock that Nine Capital Partners, LLC may acquire within 60 days upon the exercise of warrants, and (iii) 198,927 shares of Common Stock that Reporting Person may acquire within 60 days upon the exercise of options. The Reporting Person is a managing member of Nine Capital Partners, LLC and, as such, shares with Nine Capital Partners, LLC the power to vote and dispose of the  21,369 shares of Common Stock that Nine Capital Partners, LLC may acquire within 60 days upon the exercise of warrants.  Therefore, the Reporting Person may be deemed to beneficially own all of such 21,369 shares of Common Stock beneficially owned by Nine Capital Partners, LLC.

CUSIP No. 52187K101

1	Names of Reporting Persons. Douglas E. Onsi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 198,927 (See Item 5)

	8	Shared Voting Power 3,938,634 (See Item 5)

	9	Sole Dispositive Power 198,927 (See Item 5)

	10	Shared Dispositive Power 3,938,634 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,137,561 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.7%

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 8, 2018, (ii) 21,369 shares of Common Stock that Nine Capital Partners, LLC may acquire within 60 days upon the exercise of warrants, and (iii) 198,927 shares of Common Stock that Reporting Person may acquire within 60 days upon the exercise of options. The Reporting Person is a managing member of Nine Capital Partners, LLC and, as such, shares with Nine Capital Partners, LLC the power to vote and dispose of the  21,369 shares of Common Stock that Nine Capital Partners, LLC may acquire within 60 days upon the exercise of warrants.  Therefore, the Reporting Person may be deemed to beneficially own all of such 21,369 shares of Common Stock beneficially owned by Nine Capital Partners, LLC.

CUSIP No. 52187K101

1	Names of Reporting Persons. James H. Cavanaugh

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,512 (See Item 5)

	8	Shared Voting Power 2,618,406 (See Item 5)

	9	Sole Dispositive Power 27,512 (See Item 5)

	10	Shared Dispositive Power 2,618,406 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,918 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.0%

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 8, 2018, (ii) 2,137 shares of Common Stock that the Reporting Person may acquire within 60 days upon the exercise of warrants, and (iii) 25,375 shares of Common Stock that Reporting Person may acquire within 60 days upon the exercise of options.

CUSIP No. 52187K101

1	Names of Reporting Persons. John W. Littlechild

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,512 (See Item 5)

	8	Shared Voting Power 2,618,406 (See Item 5)

	9	Sole Dispositive Power 27,512 (See Item 5)

	10	Shared Dispositive Power 2,618,406 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,918 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.0%

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 8, 2018, (ii) 2,137 shares of Common Stock that the Reporting Person may acquire within 60 days upon the exercise of warrants, and (iii) 25,375 shares of Common Stock that Reporting Person may acquire within 60 days upon the exercise of options.

CUSIP No. 52187K101

1	Names of Reporting Persons. Harold Werner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,137

	8	Shared Voting Power 2,618,406 (See Item 5)

	9	Sole Dispositive Power 2,137

	10	Shared Dispositive Power 2,618,406 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,620,543 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.8%

14	Type of Reporting Person (See Instructions) IN, HC

(1) Calculation is based upon: (i) 14,700,681 shares of Common Stock outstanding as of August 6, 2018, as reported by the Issuer on a Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 8, 2018 and (ii) 2,137 shares of Common Stock that Werner Family Investment L.P. may acquire within 60 days upon the exercise of warrants.  The Reporting Person is the general partner of Werner Family Investment, L.P. and, as such, shares with Werner Family Investment, L.P. the power to vote and dispose of the  2,137 shares of Common Stock that Werner Family Investment, L.P. may acquire within 60 days upon the exercise of warrants.  Therefore, the Reporting Person is deemed to beneficially own all of such 2,137 shares of Common Stock beneficially owned by Werner Family Investment L.P.

CUSIP No. 52187K101

SCHEDULE 13D

Item 1.   Security and Issuer

This Amendment No. 2 to Schedule 13D relates to Common Stock, par value $0.001 per share (the “Common Stock”), of Leap Therapeutics, Inc., a Delaware corporation (the “Issuer” or the “Company” or “Issuer”).  The address of the principal executive offices of the Issuer is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts  02141.

Item 2.   Identity and Background

(a) This Amendment No. 2 to Schedule 13D is being filed on behalf of:

(i)	HealthCare Ventures IX, L.P., a Delaware limited partnership (“HCV IX”);
(ii)	HealthCare Partners IX, L.P., a Delaware limited partnership, and the general partner of HCV IX (“HCP IX”);
(iii)	HealthCare Partners IX, LLC, a Delaware limited liability company, and the general partner of HCP IX (“HCP IX LLC”, and together with HCV IX and HCP IX, “HealthCare IX”);
(iv)	HealthCare Ventures VIII, L.P., a Delaware limited partnership (“HCV VIII”);
(v)	HealthCare Partners VIII, L.P., a Delaware limited partnership, and the general partner of HCV VIII (“HCP VIII”);
(vi)	HealthCare Partners VIII, LLC, a Delaware limited liability company, and the general partner of HCP VIII (“HCP VIII LLC”, and together with HCV VIII and HCP VIII, “HealthCare VIII”);
(vii)	HealthCare Ventures Strategic Fund, L.P., a Delaware limited partnership (“Ventures Strategic”);
(viii)	HealthCare Strategic Partners, LLC, a Delaware limited liability company, and the general partner of Ventures Strategic (“Strategic LLC”, and together with Ventures Strategic, “HealthCare Strategic”);
(ix)	Christopher Mirabelli (“Dr. Mirabelli”), a managing director of each of HCP IX LLC, HCP VIII LLC and Strategic LLC;
(x)	Augustine Lawlor (“Mr. Lawlor”), a managing director of each of HCP IX LLC, HCP VIII LLC and Strategic LLC;
(xi)	Douglas E. Onsi (“Mr. Onsi”), a managing director of each of HCP IX LLC and Strategic LLC;
(xii)	James H. Cavanaugh (“Dr. Cavanaugh”), a managing director of HCP VIII LLC;
(xiii)	John W. Littlechild (“Mr. Littlechild”), a managing director of HCP VIII LLC; and
(xiv)	Harold Werner (“Mr. Werner”), a managing director of HCP VIII LLC.

The persons and entities referred to in items (i)-(xiv) hereof may be collectively referred to herein as the “Reporting Persons” and each, a “Reporting Person.”

(b) The business address of each of the Reporting Persons is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts  02141.

(c) Each of HCV VIII, HCP VIII, HCP VIII LLC, HCV IX, HCP IX, HCP IX LLC, Ventures Strategic and Strategic LLC is a private investment vehicle.

Each of Dr. Mirabelli, Mr. Lawlor and Mr. Onsi serves as a managing director of each of HCP IX LLC and Strategic LLC, and, in those capacities, the principal occupation of each of Dr. Mirabelli, Mr. Lawlor and Mr. Onsi is investment management.  Dr. Mirabelli is also the Chief Executive Officer,

CUSIP No. 52187K101

President and Chairman of the Board of Directors of the Issuer. Mr. Onsi is also the Chief Financial Officer, General Counsel, Treasurer and Secretary of the Issuer. Mr. Lawlor is also the Chief Operating Officer of the Issuer.

Each of Mr. Mirabelli, Mr. Lawlor, Dr. Cavanaugh, Mr. Littlechild and Mr. Werner serves as a managing director of HCP VIII LLC, and, in that capacity, the principal occupation of each of Dr. Mirabelli, Mr. Lawlor, Dr. Cavanaugh, Mr. Littlechild and Mr. Werner is investment management.  Dr. Cavanaugh and Mr. Littlechild are directors of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.   Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.   Purpose of Transaction

The purpose of the transaction was for HCV IX to effect, on July 30, 2018, the distribution, transfer and assignment of that certain Warrant to Purchase Common Stock (Warrant No.: 2017-14) issued on November 14, 2017 by Issuer to HCV IX (the “HCV IX Warrant”), which is exercisable for 1,057,769 shares of Common Stock of the Issuer, to the limited partners of HCV IX pro rata based upon their individual ownership percentage of HCV IX at the time of distribution, for no consideration (collectively, the “Warrant Distribution”).

Item 5.   Interest in Securities of the Issuer

(a)

HCV VIII is the record owner of 2,618,406 shares of Common Stock of the Issuer (the “HCV VIII Shares”).  As the general partner of HCV VIII, HCP VIII may be deemed to beneficially own the HCV VIII Shares.  As the general partner of HCP VIII, HCP VIII LLC may also be deemed to beneficially own the HCV VIII Shares.  As the managing directors of HCP VIII LLC, each of Dr. Mirabelli, Mr. Lawlor, Dr. Cavanaugh, Mr. Littlechild and Mr. Werner may be deemed to own beneficially the HCV IX Shares. Each Reporting Person disclaims beneficial ownership in excess of such Reporting Person’s pecuniary interest in such HCV IX Shares.

HCV IX is the record owner of 3,573,376 shares of Common Stock of the Issuer (the “HCV IX Shares”).  As the general partner of HCV IX, HCP IX may be deemed to beneficially own the HCV IX Shares.  As the general partner of HCP IX, HCP IX LLC may also be deemed to beneficially own the HCV IX Shares.  As the managing directors of HCP IX LLC, each of Dr. Mirabelli, Mr. Lawlor and Mr. Onsi may be deemed to own beneficially the HCV IX Shares. Each Reporting Person disclaims beneficial ownership of the HCV IX Shares other than those shares which such person owns of record.

CUSIP No. 52187K101

Ventures Strategic is the record owner of 343,889 shares of Common Stock of the Issuer (the “Ventures Strategic Shares”).  As the general partner of Venture Strategic, Strategic LLC may be deemed to beneficially own the Ventures Strategic Shares.  As the managing directors of Strategic LLC, each of Dr. Mirabelli, Mr. Lawlor and Mr. Onsi may be deemed to own beneficially the Strategic LLC Shares. Each Reporting Person disclaims beneficial ownership in excess of such Reporting Person’s pecuniary interest in excess of such Reporting Person’s pecuniary interest in such HCV IX Shares.

Each of Dr. Mirabelli, Mr. Lawlor, Mr. Onsi, Dr. Cavanaugh and Mr. Littlechild had previously been granted options to purchase shares of Common Stock, subject to terms set forth in stock option agreements. As of the date hereof, in accordance with such agreements, 198,927 shares of Common Stock have vested, or will vest within 60 days, for each of Dr. Mirabelli, Mr. Lawlor and Mr. Onsi, and 25,375 shares of Common Stock have vested, or will vest within 60 days, for each of Dr. Cavanaugh and Mr. Littlechild.

In connection with the consummation of the Warrant Distribution, HCV IX distributed warrants to purchase up to 21,369 shares of Common Stock of the Issuer to its limited partner, Nine Capital Partners, LLC.  Each of Dr. Mirabelli, Mr. Lawlor and Mr. Onsi are managing members of Nine Capital Partners, LLC, and as such, may be deemed to beneficially own such warrants.  Each other Reporting Person disclaims beneficial ownership of such warrants in excess of such Reporting Person’s pecuniary interest therein.

In connection with the consummation of the Warrant Distribution, HCV IX distributed warrants to purchase up to 2,137 shares of Common Stock of the Issuer to its limited partner, Werner Family Investment L.P.  Mr. Werner is the general partner of Werner Family Investment L.P., and shares with Werner Family Investment L.P. voting and dispositive power over such warrants to purchase up to 2,137 shares of Common Stock of the Issuer.

In connection with the consummation of the Warrant Distribution, HCV IX distributed warrants to purchase up to 2,137 shares of Common Stock of the Issuer to each of Mr. Cavanaugh and Mr. Littlechild, as limited partners of HCV IX.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  The basis of each such percentage calculation herein are described in Footnote (1) of each Reporting Person’s cover sheet.

(b)

(i)	Sole power to vote or to direct the vote: See line 7 of cover sheets.
(ii)	Shared power to vote or to direct the vote: See line 8 of cover sheets.
(iii)	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.
(iv)	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

HCV VIII, and each of HCP VIII, as the general partner of HCV VIII, HCP VIII LLC, as the general partner of HCP VIII, and each Dr. Mirabelli, Dr. Cavanaugh, and Messrs. Lawlor, Littlechild and Werner, as a managing director of HCP VIII LLC, share voting and investment control over all shares of Common Stock of the Issuer held of record by HCV VIII.

CUSIP No. 52187K101

HCV IX, and each of HCP IX, as the general partner of HCV IX, HCP IX LLC, as the general partner of HCP IX, and each of Messrs. Mirabelli, Lawlor and Onsi, as a managing director of HCP IX LLC, share voting and investment control over all shares of Common Stock of the Issuer held of record by HCV IX.

Ventures Strategic, Strategic LLC, as the general partner of Ventures Strategic, and each of Mr. Mirabelli, Mr. Lawlor and Mr. Onsi, as a managing director of Strategic LLC, share voting and investment control over all shares of Common Stock of the Issuer held of record by Ventures Strategic.

Nine Capital Partners, LLC, a Delaware limited liability company, and each of Messrs. Mirabelli, Lawlor and Onsi, as a managing member of Nine Capital Partners, LLC, share voting and investment control over the warrant distributed to Nine Capital Partners, LLC in connection with the Warrant Distribution, which warrant is exercisable to purchase up to 21,369 shares of Common Stock of the Issuer.

Werner Family Investment L.P., a Delaware limited partnership, and Mr. Werner, as the general partner of Werner Family Investment L. P., share voting and investment control over the warrant distributed to Werner Family Investment L.P. in connection with the Warrant Distribution, which warrant is exercisable to purchase up to 2,137 shares of Common Stock of the Issuer.

(c) On July 30, 2018, HCV IX effected a distribution, transfer and assignment of the HCV IX Warrant, which is exercisable for 1,057,769 shares of Common Stock of the Issuer, to the limited partners of HCV IX pro rata based upon their individual ownership percentage of HCV IX at the time of distribution, for no consideration.

(d)  See Items 7-11 of the cover pages and sections (a) and (b) above of this Item 5.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5 above, which is hereby incorporated herein.

On November 14, 2017, as a private placement, the Issuer entered into purchase agreements (collectively, the “Purchase Agreements”) with certain existing and new institutional accredited investors and strategic partners (collectively, the “Purchasers”), including HCV IX. Pursuant to such Purchase Agreements, the Issuer, issued and sold to the Purchasers an aggregate of 2,958,094 shares (the “Shares”) of unregistered Common Stock, at a price per share of $6.085, and, with each share issued a warrant (collectively, the “Warrants”) to purchase one share of Common Stock (the “Warrant Shares”) at an exercise price of $6.085 (the “Exercise Price”) with an exercise period expiring seven years after closing (the “Term”). The Warrants include full ratchet anti-dilution protection provisions, which were subject to stockholder approval, for which the Company received on January 12, 2018.

Pursuant to the terms of the Purchase Agreements, the Issuer was obligated to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) to register for resale the Shares and the Warrant Shares on or prior to the date that was thirty (30) days following the closing of the Private Placement, and use its best commercially reasonable efforts, subject to receipt of necessary information from the Purchasers, to cause the SEC to declare the Registration Statement effective within sixty (60) days following the closing of the Private Placement or, if the Registration Statement was selected for review by the SEC, within ninety (90) days following

CUSIP No. 52187K101

the closing of the Private Placement.  The Issuer filed the Registration Statement with the SEC on December 8, 2017 (File No. 333-221968).

On January 23, 2017, the Issuer entered into a registration rights agreement certain holders of Common Stock (the “RRA”), pursuant to which the holders were granted certain demand and piggyback registration rights with respect to any and all shares of Common Stock held or acquired by the holders on or after the date of the RRA.

Item 7.   Material to Be Filed as Exhibits

Exhibit 99.1          Joint Filing Agreement, by and among the Reporting Persons.

Exhibit 99.2          Power of Attorney, dated as of November 4, 2013 from each of Christopher Mirabelli, John Littlechild, Augustine Lawlor, Harold Werner and Douglas Onsi in favor of Jeffrey Steinbert (incorporated by reference to Exhibit 24.3 to Form 3 (File No. 001-36208) filed with the SEC on December 11, 2013).

CUSIP No. 52187K101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          September 10, 2018

HEALTHCARE VENTURES VIII, L.P.

By: HealthCare Partners VIII, L.P., its general partner

By: HealthCare Partners VIII, LLC, its general partner

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

HEALTHCARE PARTNERS VIII, L.P.

By: HealthCare Partners VIII, LLC, its general partner

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

HEALTHCARE PARTNERS VIII, LLC

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

CUSIP No. 52187K101

HEALTHCARE VENTURES IX, L.P.

By: HealthCare Partners IX, L.P., its general partner

By: HealthCare Partners IX, LLC, its general partner

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

HEALTHCARE PARTNERS IX, L.P.

By: HealthCare Partners IX, LLC, its general partner

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

HEALTHCARE PARTNERS IX, LLC

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

HEALTHCARE VENTURES STRATEGIC FUND, L.P.

By: HealthCare Strategic Partners, LLC, its general partner

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

CUSIP No. 52187K101

HEALTHCARE STRATEGIC PARTNERS, LLC

By:	/s/ Jeffrey Steinberg
Name:	Jeffrey Steinberg
Title:	Administrative Partner

CHRISTOPHER K. MIRABELLI, Ph.D.

By:	/s/ Jeffrey Steinberg, Attorney-in-fact
Name:	Christopher K. Mirabelli, Ph.D.

AUGUSTINE LAWLOR

By:	/s/ Jeffrey Steinberg, Attorney-in-fact
Name:	Augustine Lawlor

DOUGLAS E. ONSI

By:	/s/ Jeffrey Steinberg, Attorney-in-fact
Name:	Douglas E. Onsi

JAMES H. CAVANAUGH

By:	/s/ Jeffrey Steinberg, Attorney-in-fact
Name:	James H. Cavanaugh

JOHN W. LITTLECHILD

By:	/s/ Jeffrey Steinberg, Attorney-in-fact
Name:	John W. Littlechild

CUSIP No. 52187K101

HAROLD WERNER

By:	/s/ Jeffrey Steinberg, Attorney-in-fact
Name: Harold Werner